

HypoVereinsbank



Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GIR - Group Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

U.S. POST OFFICE
DELAYED

Munich, January 11th, 2002

Re: Bayerische Hypo- und ~~Vereinsbank~~ Wechsel Bank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated December 13th, 2001 commenting on speculation about credit exposure to the Kirch Group
- Investor Relations Release dated December 19th, 2001 commenting on the Strategic Partnership with Munich Re Group

You will receive each of the items listed above in German and English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Sabine Rückert
Title: IR Manager

Enclosures

HVB Group

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

E-Mail: ir@hvbgroup.com
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE DECEMBER 13, 2001

HVB defuses speculation about the level and quality of its credit exposure to the Kirch Group

In response to erroneous market speculation regarding the level and quality of HVB's credit exposure to the Kirch Group, which has resulted in an unjustified reaction of the share price, the HVB Group, after consultation with the Kirch Group, announces that its current credit exposure is less than EUR500 million gross. Of this amount, approximately half is with Kirch Media and the other half with Kirch Pay. HVB is not involved in the financing for the Formula 1 marketing rights of the Kirch Group.

The lending relationship with Kirch Media, which has existed for many years, essentially relates to the financing of the broadcast family ProSieben and SAT1 as well as the Group's license trading activities. HypoVereinsbank does not see any current changes in the credit quality situation and these loan exposures are extensively collateralized.

To defuse any further speculation, the HVB Group also announces that the credit lines in effect with the Kirch Group are naturally being upheld.



Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
E-Mail: ir@hvbgroup.com
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE 13. DEZEMBER 2001

HVB tritt Spekulationen über Höhe und Qualität ihres Kreditengagements an der Kirch Gruppe entgegen

Aufgrund von irreführenden Marktspekulationen über die Höhe und Qualität des HypoVereinsbank-Kreditengagements an der Kirch Gruppe, die gestern zu ungerechtfertigten Kursreaktionen geführt haben, gibt die HVB Group in Absprache mit der Kirch Gruppe bekannt, daß ihr aktuelles Kreditexposure insgesamt weniger als brutto 500 Mio € beträgt. Davon entfällt rd. je die Hälfte auf Kirch Media und Kirch Pay. An der Finanzierung der Formel 1-Vermarktungsrechte der Kirch Gruppe ist die HypoVereinsbank nicht beteiligt.

Hinter der seit Jahren bestehenden Kreditverbindung zu Kirch Media verbirgt sich im Wesentlichen die Finanzierung der Senderfamilie ProSieben und SAT1 sowie des Lizenzhandels. Die HypoVereinsbank kann keine aktuelle Veränderungen der Bonitätssituation feststellen und ist in ihrem Kreditengagement umfangreich besichert.

Um etwaigen Spekulationen entgegenzutreten, teilt die HVB Group mit, daß die Kreditlinien für die Kirch Gruppe selbstverständlich aufrechterhalten bleiben.



Group Investor Relations Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Telefax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **DECEMBER 19, 2001**

Strategic partnership with Munich Re Group: joint potential analysis leads to favorable results and strengthens the cooperation

- **Munich Re Group and HVB Group will expand their cooperation**
- **Powerful distribution network with clearly double-digit cross-selling growth rates**
- **Efficient cooperation with limited resource utilization**
- **Earnings synergies of EUR 315 mn by 2006**
- **Parallel conference calls of Munich Re Group and HVB Group today at 2:30 p.m.**

Since April 2001, joint project groups of Munich Re Group and HVB Group have conducted a detailed and realistic potential analysis of the distribution cooperation and other areas of co-operation. The results are now available, and they are substantial and convincing:

- Customers on both sides will be offered a significantly expanded range of higher-quality bankassurance services; cross-selling activities will increase appreciably in both organi-zations.
- The respective tie-up of scarce resources such as capital and the costs incurred for the generation of synergies will be results-oriented and limited.
- The shareholders of Munich Re and HVB will benefit from future value gains through ad-ditional income flows.

Munich Re Group with its direct-insurance subsidiary ERGO and HVB Group with HypoVereinsbank and Bank Austria will bring together one of the strongest distribution networks for bank and insurance services with a combined total of 24,000 insurance intermediaries, 2,400 bank branch offices and more than 30 million customers throughout Europe.

The analysis of joint business activities, initially in Germany and subsequently in other European markets, has shown realistic revenue synergies of EUR 315 million by 2006. This potential will be exploited without massive capital deployment and additional costs. The revenue synergies resulting from the cooperation – mainly in bankassurance, initially on the German market – will be distributed amongst Munich Re Group and HVB Group in a balanced manner.

The volume of insurance business cross-sold by HypoVereinsbank for ERGO will more than quadruple in the period between 2000 and 2006, leading to a new-business volume of over EUR 500 mn. The banking business generated by ERGO for HypoVereinsbank will also increase significantly. In construction financing and consumer loans, we expect lending volumes to more than double by 2006, to over EUR 600 mn; in building-society savings, the volume will almost double to slightly under EUR 600 mn. In addition, HypoVereinsbank intends to win 500,000 new customers in the period until 2006 through ERGO's referrals alone.

The strategic partnership will also offer further attractive growth opportunities in Austria and in the countries of central and eastern Europe, notably Poland. On the Polish banking market alone – one of the fastest growing markets for financial services – HVB Group's subsidiary is among the top 3 players in the banking sector. Similarly, ERGO/Hestia is among the top 3 players on the Polish insurance market. In addition to classical bankassurance, Munich Re Group and HVB Group will cooperate in the areas of capital-market business / risk transfer, the corporate business and real-estate investment and management.

The business segment Asset Management will remain a core competence of both Munich Re Group and HVB Group. Activest and MEAG will both continue to operate indepedently, the goal being to safeguard their opportunities on the marketplace.

Today at 2:30 (CET) p.m., we will offer you the possibility to discuss the results and prospects of the strategic partnership with Stefan Ermisch, Head of IR, in a 30-minute conference call.

Please dial one of the following numbers:

Germany	+49 (0) 6074-8648
UK	+44 (0) 208 240 8244
USA	+303 267 1002
Password :	HVB Group

The conference call will be recorded and can be heard during the first 24 hours at the following telephone number

+49 (0) 6074 - 86 48 88

From December 21, 2001 the conference can be called up at our home page http://www.hvbgroup.com/ir

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **19. DEZEMBER 2001**

Strategische Partnerschaft mit Münchener Rück Gruppe: Gemeinsame Potenzialprüfung ergibt ein gutes Ergebnis und festigt die Kooperation

- **Münchener Rück Gruppe und HVB Group bauen Zusammenarbeit aus**
- **Hohe Vertriebskraft mit stark zweistelligen Wachstumsraten im gegenseitig vermittelten Geschäft**
- **Effiziente Kooperation bei schonendem Ressourceneinsatz**
- **Ertragssynergien von Euro 315 Mio bis 2006**
- **Parallele Conference Calls der Münchener Rück Gruppe und der HVB Group heute um 14:30 Uhr**

Münchener Rück Gruppe und HVB Group haben seit April 2001 in gemeinsamen Projektgruppen eine detaillierte und realistische Potenzialprüfung der Vertriebskooperation und weiteren Feldern der Zusammenarbeit vorgenommen. Die jetzt vorliegenden Ergebnisse sind substanziell und überzeugend:

- Den Kunden wird auf beiden Seiten ein deutlich erweitertes und qualitativ verbessertes Leistungsspektrum im Bankassurance angeboten; die gegenseitige Kundendurchdringung (cross-selling) mit Bank- bzw. Versicherungsprodukten nimmt deutlich zu.
- Die jeweilige Bindung von knappen Ressourcen wie Kapital und Kosten zur Erzielung der Synergien ist ergebnisorientiert und schonend.
- Die Aktionäre der Münchener Rück und der HVB profitieren von künftigen Wertsteigerungen durch zusätzliche Erträge.

Die Münchener Rück Gruppe mit ihrem Erstversicher ERGO und die HVB Group mit Hypo-Vereinsbank und Bank Austria verbinden eines der stärksten Vertriebsnetze für Bank- und Versicherungsdienstleistungen mit zusammen 24.000 Versicherungsvermittlern, 2.400 Bankfilialen und über 30 Mio Kunden in ganz Europa.

Die Prüfung der gemeinsamen Geschäftsaktivitäten zunächst in Deutschland, später in weiteren Märkten Europas, hat realistische Ertragssynergien von 315 Mio € bis 2006 ergeben. Dieses Potenzial wird ohne massiven Kapitaleinsatz und ohne zusätzliche Kosten generiert. Die Ertragssynergien aus der Kooperation – im wesentlichen aus der Bankassurance, zunächst im Inland – verteilen sich ausgewogen zwischen Münchener Rück Gruppe und HVB Group.

Das durch die HypoVereinsbank an Ergo vermittelte Versicherungsgeschäft wird sich von 2000 bis 2006 mehr als vervierfachen und führt zu einem Neugeschäftsvolumen von über 500 Mio €. Das durch die Ergo an die HypoVereinsbank vermittelte Bankgeschäft wird ebenfalls stark zunehmen. Bei Baufinanzierungen und Ratenkrediten erwarten wir bis 2006 mehr als eine Verdoppelung des Kreditvolumens auf über 600 Mio €, beim Bausparen fast eine Verdoppelung auf knapp 600 Mio €. Die HypoVereinsbank strebt zudem an, allein aus der Kooperation bis 2006 500.000 neue Kunden durch Empfehlung der Ergo neu gewinnen zu können.

Weitere interessante Wachstumsmöglichkeiten der strategischen Kooperation liegen in Österreich und den Ländern Zentral- und Osteuropas, vor allem in Polen. Allein in Polen, einem der stärksten Wachstumsmärkte für Finanzdienstleistungen, gehört die HVB Group mit ihrer Einheit zu den Top 3 im Bankenmarkt. Ebenso gehört Ergo/Hestia zu den Top 3 im polnischen Versicherungsmarkt. Eine unmittelbare Zusammenarbeit zwischen Münchner Rück Gruppe und HVB Group wird es neben der klassischen Bankassurance in den Bereichen Kapitalmarktgeschäft/ Risk Transfer, im Corporate Business sowie im Immobilieninvestment und –management geben.

Das Geschäftsfeld Asset Management bleibt jeweilige Kernkompetenz der Münchener Rück Gruppe und der HVB Group. Activest und MEAG agieren zur Wahrung von Marktchancen jeweils eigenständig.

Heute, um 14:30 Uhr, bieten wir die Möglichkeit an, die Ergebnisse und Perspektiven der strategischen Kooperation in einem 30-minütigen Conference Call mit Stefan Ermisch, Head of Investor Relations, zu diskutieren.

Hier nochmals die Einwahlnummern:

Deutschland	+49(0)6074-8648
UK	+44 (0) 208 240 8244
USA	+3032671002
Passwort:	HVB Group

Der Conference Call wird aufgezeichnet und ist die ersten 24 Stunden abrufbar unter folgender Telefonnummer:

+49 (0) 6074 - 86 48 88

Ab 21. Dezember 2001 ist der Conference Call auf unserer Homepage http://www.hvbgroup.com/ir abrufbar.

Strategic Partnership



Münchener Rück
Munich Re Group


HVB Group

ERGO


HypoVereinsbank

Analysts and Investors Presentation
Conference Call, 19th December



Münchener Rück
Munich Re Group


HVB Group

Contents



Münchener Rück
Munich Re Group

HVB Group

Different models of cooperation between banks and insurance companies

Cooperation	Strategic partnerships	Integration model
citi	ERGO, HypoVereinsbank	Allianz, Dresdner Bank (Die Beraterbank)
Deutscher Herold (Versicherungsgruppe der Deutschen Bank), Deutsche Bank	AMB, COMMERZBANK	FORTIS
Allianz (in Bavaria)	union, Bank Austria	Travelers, citibank
		winterthur INSURANCE, CREDIT SUISSE

Capital deployment

Low — High

→ No one model is clearly preferred by the market; the capital deployment / synergy relationship favours strategic partnerships


Münchener Rück
Munich Re Group


HVB Group

Bases of the strategic partnership

Model of strategic partnership increases shareholder value


Vision

- Working together to extend the strong market position in the dynamic growth field of bankassurance
- Tapping into further areas of cooperation (foreign business, capital market business, risk transfer, real estate)
- Cross-holdings: consolidation of the strategic partnership


Objectives

- Enhanced client benefit through exclusive sales cooperation between independent partners
- Creation of shareholder value: share of synergies of approx. 9% from cooperation in 2006 in the pre-tax result of ERGO and HypoVereinsbank (based on 2000)


Münchener Rück
Munich Re Group


HVB Group

Bases of the strategic partnership

ERGO and HVB have a common client base of more than 30 million customers in Europe

	ERGO	HypoVereinsbank	Total
Sales force			
Germany	17,000 agents	1,000 branches	24,000 agents
Abroad	7,000 agents	1,400 branches	2,400 branches
Clients			
Germany	15 million	4 million	33 million
Abroad	10 million	4 million	
Market positioning	Strong market position in life, health and property insurances	Market leader for banking services in the heart of Europe	



Münchener Rück
Munich Re Group

HVB Group

Bases of the strategic partnership

Areas of cooperation

Insurance business

- Life insurance
- Health insurance
- Property insurance
- Company/private pension schemes

Banking business

- Construction financing
- Consumer loans
- Building society savings

Further areas

- European markets
- Capital market business and risk transfer
- Real estate management and investment



Münchener Rück
Munich Re Group

HVB Group

Bases of the strategic partnership

Realignment of sales partnership

- ERGO focusses its cooperations in insurance and banking business via exclusive cooperation with HVB

	Insurance business	Banking business
Past	■ HVB Group ■ Dresdner Bank	■ HVB Group ■ Vereinsbank VICTORIA Bauspar AG ■ Dresdner Bank/Bauspar ■ Wüstenrot Bausparkasse
Future	■ HVB Group	■ HVB Group ■ Vereinsbank VICTORIA Bauspar AG

Increased efficiency through cooperation since the organization, processes and workflows are focused on one partner


Münchener Rück
Munich Re Group

HVB Group

Bases of the strategic partnership

New client potential for both partners

Regional distribution so far



Former Allianz areas
Former ERGO areas

Future potential

- 1.6 million new HVB-clients for ERGO from the former Allianz areas
- Integration of Hamburg-Mannheimer and DKV sales: 17,000 agents offering HVB banking products (previously 6,000)
- ERGO profits from strong market position of HVB in its traditional regions. In the western part of Germany ERGO clients represent major potential for HypoVereinsbank.



Bases of the strategic partnership

Five principles determining the strategic partnership

Experience in cooperation	Strategic consensus	Equal rights	Voluntary cooperation	Insurance and banking oriented approach
■ Cooperation VICTORIA/HVB since 1990 ■ Knowledge of the partner's management and sales ■ Trust built up over many years	■ In management and steering bodies ■ At all management levels ■ Commitment at operative level (bottom-up planning)	■ Upholding the independence of the partners ■ Joint decision-making	■ Voluntary cooperation between independent partners	■ Partnership does not impact the strategic direction of the bank and the insurance company ■ Core competences of the bank and insurance company unaffected


Münchener Rück
Munich Re Group

HVB Group

Bases of the strategic partnership

Consistent multi-channel principle

ERGO with four brands and 13 sales channels


HAMBURG
MANNHEIMER


DAS


VICTORIA



HVB brands and HVB sales channels


HVB
branches


Tele-
banking


Online
banking


Mobile
sales






HypoVereinsbank


DAB bank
you are the bank

- Above-average growth rates
- In line with clients' desire for broad range of products
- Individual choice of access



Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership

New conception of sales partnership with positive impact on ...

... revenues/costs

- Modern needs-oriented banking and insurance products with specific sales channels
- Higher turnover without additional staffing investment
- No integration risks and costs, lean processes
- No startup costs due to reallocating clients and no need to redefine internal structures and processes
- Retaining the core competence profile of the insurance company and the bank

... clients

- Competent all-round client consulting
- Clients benefit from the advantages of specialization: retention of core competences by both partners by separating production and sales


Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership

Differentiation by client group

	Private clients	Private banking/consulting clients Professional customers
Insurance business	■ Basic products by banking staff	■ Basic products by banking staff ■ More complex products through insurance specialist in the sales team
	Low — Revenue potential per client / Scope of sales support	High
Banking business	■ Basic products by ERGO agents ■ Cross-recommendations and direct marketing	■ Cross-recommendations for HVB branches ■ HVB investment specialist in selected ERGO sales centres (test field)
	Independent sale of partner products ■ Favourably priced ■ Process oriented	Joint marketing ■ In line with needs ■ Earnings oriented



Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership: Insurance business

ERGO aligns itself in banking business to the needs of HVB


HypoVereinsbank
Private clients
Private banking
Private consulting
Prof. customers
Sales by bank staff
Sales by ERGO specialists (integration of 150 insurance experts in HVB)
Sales approach for specific client groups

Objectives

- Adaptation of products, processes and organization to the needs of HVB ("virtual insurer")
- Use of the whole HVB sales force
- Active insurance sales by the bank

Core elements

- Independent management of insurance business by HVB
- Performance-related incentive system for HVB staff: banking and insurance products on an equal footing
- Intensification of support for HVB on the systems side

ERGO/HVB sales partnership: Insurance business

Strong growth in new insurance business brokered by HVB



New business brokered by HVB for ERGO


in Euro m
600
400
200
0
110
265
390
510
2000
2002
2004
2006
Annual premium



- Doubling of new business from 2002 to 2006
- Proportion of bank sales in new business for ERGO up by over 1/3 by 2006
- Product breakdown
  - Life insurance more than 90%
  - Consistent growth in health and property insurance
- Client breakdown targets:
  - Private clients 65%
  - Professional customers 20%
  - Private banking/consulting 15%



Münchener Rück
Munich Re Group


HVB Group

ERGO/HVB sales partnership: Insurance business

Higher synergy effects on revenues in insurance business

Earnings p.a. (in Euro m)


140
105
70
35
0
30
70
105
135
2000
2002
2004
2006


Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership: Insurance business

Synergies in the sales of company pension schemes realizable in the short term

Vehicles	Cooperation model
■ Direct insurance ■ Corporate pension scheme ■ Employer's pension commitment ■ Employer-sponsored support fund	■ Close cooperation with VICTORIA as product provider ■ Backed by Munich Re/ ERGO ■ Synergies through use of VICTORIA administration and transaction platform
■ Pension fund	■ Large range of products due to multi-brand strategy ■ Time to market ■ HVB will found the first German pension funds for the chemical industry



Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership: Banking business

Use of the whole sales force of ERGO companies for banking business

ERGO

VICTORIA	DAS	HAMBURG MANNHEIMER	DKV
4.000 agents	2.000 agents	9.000 agents	2.000 agents

ERGO Group with 15 million clients

HypoVereinsbank

Objectives

- Equal treatment of insurance and banking products
- Further increase in client penetration
- Organizational implementation of banking business in ERGO and ERGO sales channels

Core elements

- Needs-related product design by HVB
- Complete system support by HVB
- Formation of a central management unit at ERGO



Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership: Banking business
Strong growth in business brokered by ERGO

Construction financing and consumer loans
(credit volume p.a.)
(in €m)


Construction financing
Consumer loans
600
400
200
0
255
430
515
605
2000
2002
2004
2006

- Construction financing: CAGR 15%; more than doubling of volume of business brokered by 2006
- Almost nine-fold increase in construction financing business by 2006
- Consumer loans: CAGR 32%; four-fold increase in volume of business brokered by 2006

Building society savings
(savings volume p.a.)
(in €m)


600
400
200
0
300
460
520
580
2000
2002
2004
2006

- CAGR 13%: doubling of volume of business brokered by 2006
- Ten-fold increase in building society savings business by 2006


Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership: Banking business

All in all 500,000 additional clients for the HVB Group

Increase in HVB-served ERGO clients


(Clients)
+ 500,000
Actual
2006

Advantages for ERGO

- Safeguarding clients from third-party competitors
- Clear customer protection regulation
- Attractive sales incentivization
- Clearly defined cross-recommendation processes

→ Doubling of portfolio penetration with HVB products for ERGO clients



Münchener Rück
Munich Re Group

HVB Group

ERGO/HVB sales partnership: Banking business

Annual synergy effects on revenues of €95m in banking business in 2006



Earnings p.a. (in Euro m)
100
75
50
25
0
10
30
55
95
2000
2002
2004
2006



Münchener Rück
Munich Re Group

HVB Group

Further areas of strategic cooperation

Attractive potential in foreign business

- Partnership model unproblematic in terms of supervisory regulations and thus "exportable"
- Selected model requires a low capital commitment
- Widespread bank sales of insurance products in Austria, growth in new business expected for the subsidiaries of HVB/ERGO
- Poland as the largest growth market in CEE with around 40 million inhabitants and approx. 10% market share for its own banking and insurance products with double-digit growth rates
- Application of the partnership model possible in other markets



Further areas of strategic cooperation
Capital market business/Risk transfer

Structured credit products
- "Credit enhancement", credit derivates, project financing
- "Origination" and financing via HVB/ backed by MR
- Basle II/Regulatory arbitrage

Integrated risk management
- Combined coverage of insurance and capital market risks
- Reciprocal use of strengths in the management and assessment of risks

New products/risks
- Coverage of and trading in new types of risk
- Weather derivatives
- Innovative risk financing concepts
- Film financing

- Synergies through cooperation and using the other partner's strengths
- Maximization of client benefit
- Generation of profitable business


Münchener Rück
Munich Re Group


HVB Group

Further areas of strategic cooperation

Cooperation in other expanding areas

Real estate management and investment

- Joint shareholders of iii with three retail mutual funds (€4bn) and six special funds (€1.5bn)
- Four joint international real estate investment funds (€0.9bn)
- Forcing of cooperation:
  - Sales: common procedure with institutional investors
  - Product development: institutional real estate investments
  - IT: development, acquisition, operation of common software

Corporate business

- Financing and insurance of large-scale projects at home and abroad
- ERGO as HVB's insurer
- HVB as the bank of ERGO and Munich Re

Asset management

- Separate fund companies to maintain market opportunities: asset management is core business of the Munich Re Group and the HVB Group
- FondsServiceBank as a joint transaction platform



Münchener Rück
Munich Re Group

HVB Group

Overall synergies

The synergies from the strategic partnership to be well above €300m in 2006


in Euro m
400
300
200
100
0
175
235
315
2002
2004
2006
Insurance business
Banking business
Further areas of cooperation

→ Distribution of synergies: Munich Re approx. 50%, HVB approx. 50%



Münchener Rück
Munich Re Group

HVB Group

Overall synergies

Synergy comparison between strategic partnership and integration



in Euro m
1.200
800
400
0
1,060 (100%)
655 (62%)
- Asset managem.
- Cost synergies
- Restructuring of investments / reinvestment ratio
405 (38%)
-22%
315
Net synergies from integration of Dresdner in Allianz
Irrelevant for the strategic partnership between ERGO and HVB
Comparable synergies (benchmark)
Delta
Synergies from the strategic partnership between MR and HVB

- Market shares in life insurance*: Allianz 14.9%, AMB 10.6%, ERGO 8.0%, R+V 4.5%, Deutscher Herold 3.9%

* Source: KIVI



Münchener Rück
Munich Re Group



HVB Group